UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION
TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(C) OF
THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Ametrine Capital, Inc.

340 West Superior Street, Unit 1601
Chicago, Illinois 60610
(Address of Principal Business Office)
(312) 205-9101
Telephone Number (including area code)
814-00776
(File Number under the Securities Exchange Act of 1934)

Basis for Filing the Notification of Withdrawal:
Ametrine Capital, Inc. (the “Company”) has changed the nature of its business so as to cease to be a business development company, and this change was authorized by written consent of a majority of its outstanding voting securities on July 26, 2010.  An information statement, dated September 23, 2010, was sent to shareholders to notify them of this change on or about October 14, 2010.  Since its registration statement was declared effective in May 2009, the Company has not been successful in raising adequate capital to commence effective operations as a business development company.  The Company’s operations were funded by Tailormade Holdings Ltd (f/k/a Meitav Underwriting Ltd.) (“Meitav”), the majority shareholder. Management of the Company and Meitav expect that market conditions will continue to make it difficult for the Company to raise capital in the future and implement its business plan.  Therefore, they determined that it would be beneficial for the Company to withdraw its election to be regulated as a business development company, in order to pursue other operating possibilities.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the city of Durham and the state of North Carolina on the 16th day of November, 2010.

AMETRINE CAPITAL, INC.
By:	/s/ Lior Ostashinsky
Lior Ostashinsky
Chairman of the Board of Directors and President

Attest:	/s/ Elad Shetrit
Elad Shetrit
Director